For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Appoints Jonathan Lamb As General Counsel
& Company Secretary
_ _ _

David Sayers Named Finance Director of Bournemouth and West Hampshire Water

London, U.K., May 7, 2008 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today announced the appointment of Jonathan Lamb as General Counsel and Company Secretary (subject to formal Board approval). Mr. Lamb replaces David Sayers, who has been named Finance Director of Cascal’s UK subsidiary, Bournemouth and West Hampshire Water.

Mr. Lamb brings more than 15 years of corporate legal experience to Cascal, having served as General Counsel and Company Secretary with Antilles (UK) Limited, an asset management company, and Amarin Corporation, a US-listed technology company. Prior to that, Mr. Lamb served as a Legal Advisor for the UK and US-listed Shire Pharmaceuticals Group, where he provided counsel during the company’s $4 billion merger with BioChem. Mr. Lamb received his LL.B (Hons.) from the University of Hull, and completed his Law Society Final Examinations in 1990.

Mr. Sayers has served as Cascal’s Chief Commercial Officer and Company Secretary since 2000, and previously served as Finance Director for the Americas Region for Biwater. Mr. Sayers has served in senior financial and commercial positions in the water industry for more than 20 years. He is a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate of the U.K. Institute of Chartered Management Accountants.

Commenting on these important appointments, Stephane Richer, Cascal Chief Executive Officer noted, “I am delighted to welcome Jonathan to Cascal and look forward to his contributions to our future success. I am similarly excited that David’s experience and leadership will serve to strengthen the operations at Bournemouth and West Hampshire Water. As a result of our rapid growth, it is important that we continue to strengthen and increase the depth of our executive team and continue to effectively deploy our human resources.”

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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